CUSIP No. 18450Q109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Clean Power Technologies Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

18450Q109
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 19th Fl.
Los Angeles, CA 90067
(310) 201-7553
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

June 8, 2010
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18450Q109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 26,300,138
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 26,300,138

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
26,300,138

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)
27.1% (1)

(14)	Type of Reporting Person (See Instructions)
IN

____________
(1)           Based on 97,132,886 shares of Common Stock outstanding, on a diluted basis, and calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 26,300,138
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 26,300,138

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
26,300,138

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)
27.1% (1)

(14)	Type of Reporting Person (See Instructions)
IN

____________
(1)           Based on 97,132,886 shares of Common Stock outstanding, on a diluted basis, and calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(A) ☒
(B) ☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization

U.S.

	(7)	Sole Voting Power -0-

Number of Shares	(8)	Shared Voting Power 26,300,138
Beneficially Owned
by Each Reporting Person With	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 26,300,138

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
26,300,138

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

(13)	Percent of Class Represented by Amount in Row (11)
27.1% (1)
(14)	Type of Reporting Person (See Instructions)

OO

____________
(1)           Based on 97,132,886 shares of Common Stock outstanding, on a diluted basis, and calculated in accordance with Rule 13d.

CUSIP No. 18450Q109

Item 1.                      Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 18, 2009 and prior amendment thereto (the “Prior Schedules”).  Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Prior Schedules.  Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.                      Interest in Securities of the Issuer

(a)           As of the date of this Amendment No. 5, the Reporting Persons beneficially own 26,300,138 shares of Common Stock.  The reported shares represent 27.1% of the shares of Common Stock calculated in accordance with Rule 13D and are held of record by the Trust.  Such shares represent the sum of the following:

(i)           8,773,194 shares of Common Stock; and

(ii)           Currently exercisable warrants to purchase up to 17,526,944 shares of Common Stock, at an exercise price of $0.15 per share and with an expiration date of 5/21/2007.

(b)           The Reporting Persons have shared voting and dispositive power with respect to their beneficial ownership of 26,300,138 shares of Common Stock.  Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock owned by the Trust.

(c)           On June 8, 2010, the Issuer and Reporting Persons entered into a financing agreement (the “2010 Financing”), pursuant to which they agreed, among other agreements, as follows:

(i)           Pursuant to the terms of that certain Senior Secured Convertible Promissory Note dated June 8, 2010 (the “2010 Note”), the Reporting Persons will loan to the Issuer up to $1,000,000 for working capital purposes.  As of the date hereof, the Reporting Persons have already funded $500,000 and will deliver the remaining $500,000 in four installments (July 15, 2010, August 15, 2010, September 15, 2010 and October 15, 2010).  The 2010 Note bears interest at the rate of 10% per annum, payable quarterly in shares of Common Stock, and matures on May 21, 2012.  The 2010 Note (1) will be converted upon a Qualified Offering (as defined in the 2010 Note) or (2) will become convertible by the Reporting Persons beginning on May 21, 2011.  Because the 2010 Note is not convertible by the Reporting Persons into shares of Common Stock within 60 days of this Amendment No. 5, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock underlying the 2010 Note as of the date hereof.  A form of the 2010 Note is attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on June 11, 2010 and incorporated herein by this reference.  Further, the Issuer is required to pay (or issue shares of Common Stock to the Reporting Persons in lieu of) all all accrued and unpaid interest on the 2008 Note as of June 8, 2010, but the Reporting Persons have not received such interest payment as of the date hereof.

(ii)           The Senior Secured Convertible Promissory Note dated July 10, 2008 entered into by and between the Reporting Persons and Issuer (the “2008 Note”) will be amended and restated to conform substantially to the terms of the 2010 Note.  As a result, the Reporting Persons no longer have beneficial ownership of shares of Common Stock underlying the 2008 Note, as amended and restated, as of the date hereof.    A form of the 2008 Note, as amended and restated, is attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on June 11, 2010 and incorporated herein by this reference.

CUSIP No. 18450Q109

(iii)           The Reporting Persons and Issuer will amend all outstanding warrants issued to the Reporting Persons to reset the exercise price thereof to $0.15 per share and to extend the terms of such warrants to May 21, 2017.

(iv)           The Reporting Persons will be given the right to appoint a 5th director to the Issuer’s board of directors, in addition to the right they were given previously granted to appoint a director to the board.

(v)           The Reporting Persons will be given, for a period of 2 years following May 21, 2010, the right to purchase its pro rata share of any offering of new securities of the Issuer on the same terms and conditions of any such offering, subject to customary exceptions.

Form 8-K filed by the Issuer with the SEC on June 11, 2010 contains a more detailed description of the 2010 Financing, the full text and exhibits of which are incorporated herein by this reference.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Power of Attorney filed as Exhibit “B” to Amendment No. 5 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum’s Attorney-In-Fact.

Item 7.                      Material to Be Filed as Exhibits

Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 5 to Schedule 13D

6

CUSIP No. 18450Q109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: June 15, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 18450Q109

Exhibit A

Agreement Regarding Amendment No. 5 to Joint Filing of Schedule 13D

The undersigned agree that the Amendment No. 5 to Schedule 13D with respect to the Common Stock of Clean Power Technologies Inc. is a joint filing being made on their behalf.

Dated: June 15, 2010	/s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust